Exhibit 11
PROFESSIONAL VETERINARY PRODUCTS, LTD.
Statement re Computation of Per Share Earnings
(in thousands, except per share data)
     The following table sets forth the computation of basic earnings per share:

	July 31,	July 31,	July 31,	July 31,	July 31,
	2005	2006	2007	2008	2009

Numerator:
Net income	$2,536	$2,392	$2,384	$1,428	$(4,373)

Denominator:
Weighted average common shares outstanding	1,254	1,409	2,039	2,046	1,986

Earnings per common share	$2,022.61	$1,697.62	$1,169.27	$697.92	$(2,201.91)